Filed Pursuant to Rule 433 of the Securities Act
of 1933 Issuer Free Writing Prospectus dated
July 26, 2019 Relating to Preliminary
Prospectus dated July 12, 2019
Registration No. 333-232004

Wanda Sports Group Company Limited
Supplement and Update to Preliminary Prospectus Dated July 12, 2019

        This free writing prospectus relates to the public offering of American depositary shares ("ADSs") of Wanda Sports Group Company Limited ("WSG") and should be read together with the preliminary prospectus dated July 12, 2019 (the "Preliminary Prospectus") that was included in Amendment No. 2 to the Registration Statement on Form F-1 relating to this offering of ADSs. The Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1771279/000104746919004153/a2239116zf-1a.htm.

        References to "WSG," "we," "us," and "our" are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

ADSs offered by us	23,800,000 (or 27,370,000 ADSs if the underwriters exercise in full their over-allotment option to purchase additional ADSs).
Price per ADS	US$8.00 per ADS.
ADSs outstanding immediately after this offering	23,800,000 (or 27,370,000 ADSs if the underwriters exercise in full their over-allotment option to purchase additional ADSs).
Ordinary shares outstanding immediately after this offering
205,031,173 ordinary shares, comprised of (i) 58,063,466 Class A ordinary shares and (ii) 146,967,707 Class B ordinary shares (or 210,386,173 ordinary shares comprised of (i) 63,418,466 Class A ordinary shares and (ii) 146,967,707 Class B ordinary shares, if the underwriters exercise in full their over-allotment option to purchase additional ADSs).
Option to purchase additional ADSs
We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate amount of 3,570,000 additional ADSs to cover over-allotments.
Subscription
Several investors have subscribed for, and have been allocated over 5% of the ADSs, or US$105 million of the ADSs in aggregate, in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such investors are not our existing shareholders, directors or officers. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

Use of Proceeds	We expect to receive net proceeds of approximately US$170.4 million from this offering (or approximately US$197.3 million if the underwriters exercise their over-allotment option to purchase additional ADSs in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering towards the repayment of US$200 million of the amount outstanding under a 364-day term loan facility, such amount being required to be repaid upon closing of this offering under the terms of the facility. We intend to use cash on hand to pay the remainder of the US$200 million (and related costs) to be paid.
As adjusted capitalization
Based on the initial public offering price of US$8.00 per ADS, as of March 31, 2019, on an as adjusted basis, our total capitalization, including indebtedness, would have been approximately US$1,468 million.
Dilution
Without taking into account any other changes in net tangible book value after March 31, 2019, other than to give effect to our issuance and sale of the ADSs offered in this offering at the offering price of US$8.00 per ADS, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted negative net tangible book value as of March 31, 2019 would have been US$840 million, or negative US$4.10 per ordinary share and negative US$6.15 per ADS. This amount represents an immediate increase in as adjusted net tangible book value of US$1.90 per ordinary share and US$2.85 per ADS to existing shareholders and an immediate dilution in as adjusted net tangible book value of US$9.43 per ordinary share and US$14.15 per ADS to investors purchasing ADSs in this offering. The discussion above does not reflect the exercise of any share options granted or to be granted.

        WSG has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents WSG has filed with the SEC for more complete information about WSG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, WSG, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, United States, via telephone at +1 917 606-8487, Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, United States, via telephone at +1 800 503-4611, and Citigroup Global Markets Inc., Broadridge, 1155 Long Island Avenue, Bays 4-9, Edgewood, New York, NY 11717, United States, via telephone at +1 800 831-9146. The information in this communication supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.